December 11, 2023

BY CERTIFIED MAIL

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Division of Corporation Finance

Office of Real Estate & Construction

Attention:  Jeffrey Lewis

  Kristina Marrone

Mayer Brown LLP

700 Louisiana Street
Suite 3400
Houston, Texas 77002-2730

Main Tel +1 713 238 3000
Main Fax +1 713 238 4888

www.mayerbrown.com

Robert F. Gray

Direct Tel (713) 238-2600
Direct Fax (713) 238-4600

rgray@mayerbrown.com

Re:	San Juan Basin Royalty Trust

Form 10-K for the fiscal year ended December 31, 2022

Filed March 31, 2023

File No. 001-08032

Ladies and Gentlemen:

This letter is submitted on behalf of San Juan Basin Royalty Trust (the “Trust”) in response to comments raised by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) in the Staff’s letter to Mr. Ross Durr with the Trust, dated November 30, 2023. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter. For your convenience, your comments have been reproduced below, together with the responses of the Company.

Form 10-K for the fiscal year ended December 31, 2022

Exhibit 32, page 29

1. We note that the Section 906 certification filed under Exhibit 32 to Form 10-K for the fiscal year ended December 31, 2022 is not dated. Please file a full amendment with corrected certifications and ensure that the certifications are currently dated and refer to the Form 10-K/A.

Response:

In response, the Company will file an amendment with the corrected certifications. The amendment will include the following explanatory note:

San Juan Basin Royalty Trust (the “Trust”) is filing this Amendment No. 1 (this “Amendment”) to its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on March 31, 2023 (the “Original 10-K”), solely for the purpose of filing a revised certification required by Rule 13a-14(b). The corrected certification is attached to this Amendment as Exhibit 32.

The Trust is filing revised Exhibit 32, dated as of the date hereof, solely in order to include a date that was inadvertently omitted from such exhibit when originally filed. In addition, the Company’s Trustee has provided a new certification required by Rule 13a-14(a) in connection with the Amendment, dated as of the date hereof. This certification is attached to this Amendment as Exhibit 31. Except as described above, this Amendment makes no other changes to the Original 10-K. Accordingly, this Amendment should be read in conjunction with the Original 10-K.

Please direct your questions or additional comments to me by phone at 713-238-2600 or via email at rgray@mayerbrown.com. In addition, please provide via facsimile transmission any additional written comments you may have to me at 713-238-4600. Thank you for your assistance.

Very truly yours,

/s/ Robert F. Gray

Robert F. Gray

RFG